UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on July 29, 2024, titled “Beamr Optimizes High-quality Video on Oracle Cloud Infrastructure Using NVIDIA Accelerated Computing at SIGGRAPH 2024”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Beamr Optimizes High-quality Video on Oracle Cloud Infrastructure Using NVIDIA Accelerated Computing at SIGGRAPH 2024”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: July 29, 2024	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

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